Exhibit 99.1 Gold Fields Limited Reg. No. 1968/004880/06) Incorporated in the Republic of South Africa) JSE, NYSE, DIFX Share Code: GFI ISIN Code:ZAE000018123 (“Gold Fields” or “the Company”) NOTICE IN TERMS OF SECTION 45(5) OF THE COMPANIES ACT, 71 OF 2008, AS AMENDED (the “Companies Act”) 1. Shareholders are advised that the Company has, along with certain of its subsidiary companies, and for purposes of funding general corporate and working capital requirements of the Gold Fields group, entered into a sustainability-linked syndicated revolving credit facility agreement of up to A$500 million (with a A$100,000,000 accordion option)(the “Facility Agreement”). The Facility Agreement was concluded with a syndicate of 10 banks, with the Commonwealth Bank of Australia as Mandated Lead Arranger and Bookrunner, as well as Sustainability Coordinator. The facility has a five-year term. The sustainability linked key performance indicators for the term of the facility are aligned with the Gold Fields strategy, its 2030 environmental, social and governance targets as well as its recently refinanced US$ RCF. 2. In terms of the Facility Agreement, the Company (together with certain of its subsidiaries) guarantee the punctual performance by each borrower of its obligations under such Facility Agreement (each a “Guarantee”). 3. Shareholders are referred to the special resolution which was approved by the shareholders at the Company’s annual general meeting (“AGM”) held on 24 May 2023 in accordance with Section 45(3) of the Companies Act (the “Special Resolution”), pursuant to which the shareholders of the Company authorised the Company to provide “financial assistance”, as defined in Section 45(1) of the Companies Act, to the entities contemplated in the Special Resolution, namely, to any of its present or future subsidiaries and/or any other company or entity that is or becomes related or inter-related to the Company, at any time during a period commencing on the date of passing of that special resolution and ending at the next AGM of the Company . 4. Each Guarantee constitutes “financial assistance”, as defined in Section 45(1) of the Companies Act, to entities contemplated in the Special Resolution. 5. Shareholders are hereby notified, as required in terms of section 45(5) of the Companies Act, that the Board of Directors has adopted resolutions to enter into the Facility Agreement (including the Guarantee). 2 October 2023 Sponsor: J.P. Morgan Equities South Africa (Pty) Ltd